SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number   33-76064
                                                                     ----------
                           NOTIFICATION OF LATE FILING

(Check One):      [X ] Form 10-K           [  ] Form 11-K       [  ] Form 20-F
                  [  ] Form 10-Q           [  ] Form N-SAR

For Period Ended:          June 30, 1996
                 --------------------------------------------------------------

[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended:
                                -----------------------------------------------

   Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ------------------------

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                         Part I. Registrant Information

Full name of Registrant             GUARANTY FINANCIAL CORPORATION
                       --------------------------------------------------------
Former name if applicable
                         ------------------------------------------------------

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Address of principal executive office (Street and number)

         1700 Seminole Trail
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City, State and Zip Code                    Charlottesville, Virginia  22901
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                        Part II. Rules 12b-25(b) and (c)

         If the subject report could not be filed without reasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
         report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.



                               Part III. Narrative

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                  The Registrant is filing a Form 10-KSB with the Commission for the first time and is experiencing difficulty in gathering the requisite data to complete the filing. It is anticipated such information will be produced and that the filing will be made within the prescribed 15 day time period. Such information cannot be produced any sooner without unreasonable effort and expense, including hiring (if available) additional professional staff on a short-term basis.






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                           Part IV. Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                  Kathleen M. Focht                 804              974-1100
                  -------------------------------------------------------------
                  (Name)                           (Area code)      (Telephone
                                                                        number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                             [X] Yes    [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [  ] Yes    [X] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         GUARANTY FINANCIAL CORPORATION
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date    September 27, 1996                 By /s/ Thomas P. Baker
      ----------------------                 ----------------------------------
                                           Thomas P. Baker
                                           President and Chief Executive Officer


         Instruction. The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.


ATTENTION:    Intentional misstatements omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001.)